SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Innkeepers USA Trust
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    4576J0104
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                  May 17, 2002
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box:.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Stichting Pensioenfonds ABP

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2         Check the Appropriate Box if a Member of a Group
                     (a)     :
                     (b)     :
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3         SEC Use Only
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4         Source of Funds (See Instructions)          OO
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).:
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6         Citizenship or Place of Organization    The Kingdom of the Netherlands
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 NUMBER OF                      7      Sole Voting Power
 SHARES BENEFICIALLY                   1,893,700 shares of Common Stock
   OWNED BY
    EACH
 REPORTING PERSON
    WITH
-------------------------------- ------ ----------------------------------------
                                 8      Shared Voting Power
                                        0
-------------------------------- ------ ----------------------------------------
                                 9      Sole Dispositive Power
                                        1,893,700 shares of Common Stock
-------------------------------- ------ ----------------------------------------
                                 10     Shared Dispositive Power
                                        0
-------------------------------- ------ ----------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          1,893,700
--------- ----------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)::

--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   5.44%

--------- ----------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          EP

--------- ----------------------------------------------------------------------

Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock") of Innkeepers USA Trust, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 306 Royal Poinciana Way, Palm Beach, Florida, 33480.

Item 2.   Identity and Background

     The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:



                         PRINCIPAL                               BUSINESS
     NAME               OCCUPATION               CITIZENSHIP      ADDRESS
L.C. Brinkman      Independent Chairman of    The Netherlands  Oude Lindestraat
                   the Governing Board                         70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
J.R. Riezencamp    First Vice Chairman of the The Netherlands  Oude Lindestraat
                   Governing Board                             70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
H.J. Alberson      Secretary of the Governing The Netherlands  Oude Lindestraat
                   Board                                       70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
J.W.E. Neervens    Chairman of the Board of   The Netherlands  Oude Lindestraat
                   Directors                                   70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
J.M.G. Frijns      Member of the Board of     The Netherlands  Oude Lindestraat
                   Directors                                   70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
J.F. Maassen       Member of the Board of     The Netherlands  Oude Lindestraat
                   Directors                                   70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
J.H.R. van de Poel Member of the Board of     The Netherlands  Oude Lindestraat
                   Directors                                   70 6411 EJ
                                                               Heerlen
                                                               The Netherlands

                         PRINCIPAL                               BUSINESS
     NAME               OCCUPATION               CITIZENSHIP      ADDRESS
J.M.G. Frijns      Chief Investment Officer / The Netherlands  Oude Lindestraat
                   Managing Director                           70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
A.H. Berendsen     Managing Director          The Netherlands  Oude Lindestraat
                                                               70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
J. Mensonides      Managing Director          The Netherlands  Oude Lindestraat
                                                               70 6411 EJ
                                                               Heerlen
                                                               The Netherlands
J. Straatman       Managing Director          The Netherlands  Oude Lindestraat
                                                               70 6411 EJ
                                                               Heerlen
                                                               The Netherlands

     To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The funds for the purchases of Common Stock made by the Fund on the open market were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction

     The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

     Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The Fund is the sole beneficial owner of 1,893,700 shares of Common Stock representing 5.44% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding by the Issuer as of May 1, 2002.

     (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 1,893,700 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

     (c) On March 18, 2002 the Fund purchased 23,800 shares of Common Stock at a price of $10.97. On March 27, 2002 the Fund purchased 111,800 shares of Common Stock at a price of $11.09. On March 28, 2002 the Fund purchased 30,600 shares of Common Stock at a price of $11.25. On April 1, 2002 the Fund purchased 53,500 shares of Common Stock at a price of $11.06. On April 2, 2002 the Fund purchased 122,600 shares of Common Stock at a price of $11.12. On April 3, 2002 the Fund purchased 16,500 shares of Common Stock at a price of $11.09. On April 5, 2002 the Fund purchased 66,500 shares of Common Stock at a price of $11.20. On April 8, 2002 the Fund purchased 46,300 shares of Common Stock at a price of $11.22. On April 9, 2002 the Fund purchased 76,000 shares of Common Stock at a price of $11.46. On April 24, 2002 the Fund sold 100,300 shares of Common Stock at a price of $11.65. On April 25, 2002 the Fund sold 250,000 shares of Common Stock at a price of $11.50. On April 30, 2002 the Fund sold 50,000 shares of Common Stock at a price of $11.50. On May 16, 2002 the Fund purchased 101,100 shares of Common Stock at a price of $10.32. On May 17, 2002 the Fund purchased 101,600 shares of Common Stock at a price of $10.30.

     Except as disclosed herein, there have been no transactions by the Fund in securities of the Issuer during the past sixty days.

     (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

           Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2002

                                             STICHTING PENSIOENFONDS ABP


                                             By: /s/ J.M.G. Frijns
                                                 -----------------------
                                                 J.M.G. Frijns
                                                 Authorized Signatory



                                             By: /s/ R. Coomans
                                                 -----------------------
                                                 R. Coomans
                                                 Authorized Signatory